Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Execution of
Agreements with Kineepik Métis Local #9

Toronto, ON – June 23, 2022. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that it has entered into a Participation and Funding Agreement (the “Participation Agreement”) with Kineepik Métis Local #9 (“KML”), which expresses Denison’s and KML’s mutual commitment to the co-development of an agreement supporting the advancement of the in-situ recovery (“ISR”) uranium mining operation proposed at the Company’s 95% owned Wheeler River Uranium Project (“Wheeler River Project”). The Participation Agreement builds on an existing letter agreement between Denison and KML with respect to the support of KML’s contributions to, and participation in, the Federal and Provincial Environmental Assessment process for the Wheeler River Project.

Additionally, Denison and KML have entered into an Exploration Agreement (the “Exploration Agreement”) in respect of Denison’s exploration and evaluation activities within KML’s land and occupancy area.

KML represents the Métis rights holders who live and practice traditional activities in the vicinity of the Wheeler River Project and the municipality of the Village of Pinehouse (which is located 225km south of the Key Lake mill, on Highway 914). Métis Citizens of KML have substantive ties to the territory in the Athabasca Basin region that includes Denison’s Wheeler River Project and several exploration properties located between the McArthur River mine and Key Lake mill.

The Participation Agreement and Exploration Agreement were signed in the Village of Pinehouse during the annual Elders Gathering festivities, which are being held this year during the week of National Indigenous Peoples Day on June 21st. Following the formal signing, David Cates, President & CEO of Denison, commented that “Denison values the long-standing relationships it has built with KML and the community of Pinehouse, and is deeply respectful of the community’s thriving culture, deep-rooted traditions and aspirations for further economic growth and prosperity.”

Mike Natomagan, President of KML, remarked that “We are extremely pleased by Denison being proactive and look forward to creating a mutually beneficial reality for Denison’s activities, which exceeds all of our expectation and combined efforts. We are so grateful to build a partnership together with Denison. From our perspective, this is what it is all about.”

David Cates added, “These agreements demonstrate Denison’s commitment to advancing reconciliation through taking action and reflect the principles expressed in our Indigenous Peoples Policy. We view these agreements with KML as foundational to the sustainable advancement of our various operations in the Athabasca Basin region, as they establish the ways in which we will continue to work together positively with KML on both the advancement of the Wheeler River Project and our extensive exploration portfolio.”

Exploration Agreement

The Exploration Agreement establishes a progressive and sustainable basis for maintaining a cooperative and mutually beneficial relationship between the parties, which respects the rights and interests of KML, while supporting Denison’s exploration and evaluation activities in KML’s land and occupancy area. The Exploration Agreement includes a framework for predictable information-sharing and permitting processes, environmental protection and monitoring, as well as the sharing of benefits to support KML community development initiatives. Through this cooperative approach, Denison is able to obtain consent for its exploration and evaluation activities within KML’s land and occupancy area.

Participation Agreement

The Participation Agreement, together with other arrangements already in place, supports the advancement of the ISR uranium mining operation proposed for the Wheeler River Project through the Federal and Provincial Environmental Assessment process, and outlines a mutually agreeable process and funding to support the co-development of a further shared prosperity agreement with respect to the project’s future development. The joint vision of a future shared prosperity agreement is to outline the benefits to KML, as well as the characteristics of a positive legacy, that can be associated with the sustainable future development of the Wheeler River Project.

About KML

KML peoples are considered Woodland Cree, Woodland Dene, and Woodland Métis, although historical documents indicate that members of KML came from a diverse range of Métis, First Nations, and other backgrounds.

The Northern Village of Pinehouse (“NVP”) is located within the land and occupancy area of the Indigenous people of KML. The lands surrounding Missinippi (Churchill River) watershed have been used for gathering food, shelter, and material supplies since time immemorial.

KML and NVP residents routinely enjoy significant employment and business opportunities for projects that occur in KML territory, because of their combined and collaborative efforts. Great pride is taken in the work ethic of KML and NVP people to add value to the community and province. With community owned businesses, profits have been used to build increased energy efficient housing, youth infrastructure such as a local hockey arena, and a 12-unit Elders housing facility.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 66.90% interest in the Tthe Heldeth Túé (‘THT,’ formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Denison’s exploration portfolio includes further interests in properties covering approximately 297,000 hectares in the Athabasca Basin region.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8123%) and Christie Lake (JCU, 34.4508%).

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates                                                      (416) 979-1991 ext 362
President and Chief Executive Officer

Mac McDonald                                                  (416) 979-1991 ext 242
Executive Vice President and Chief Financial Officer

Follow Denison on Twitter                              @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to the following: expectations with respect to the agreements and intended cooperation with KML with respect thereto; intentions regarding engagement with respect to the Wheeler River project, including participation funding; exploration, development and expansion plans and objectives, generally; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the modelling and assumptions upon which the work plans for exploration and/or the Wheeler River Project are based may not be maintained after further work is completed. In addition, Denison may decide or otherwise be required to discontinue exploration, testing, evaluation and development work if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 25, 2022 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.